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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                            TradeStation Group, Inc.
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                                (Name of Issuer)

                          Common Stock, $.01 par value
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                         (Title of Class of Securities)

                                  89267P 10 5
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                                 (CUSIP Number)

                              Benedict S. Gambino
                              22356 Timberlea Lane
                            Kildeer, Illinois 60047
                                 (847) 540-5542
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      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                 August 8, 2002
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            (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

                  Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
         See s.240.13d-7(b) for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No.  89267P 10 5                                              Page 2 of 6

1)       Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons

         Benedict Gambino
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2)       Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)     [ ]
         (b)     [ ]
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3)       SEC Use Only

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4)       Source of Funds (See Instructions)     Not applicable.

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5)       Check if Disclosure of Legal Proceedings is Required Pursuant to Item
         2(d) or 2(e)

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6)       Citizenship or Place of Organization    USA

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Number of         (7)      Sole Voting Power     2,980,960
Shares Bene-
ficially          (8)      Shared Voting Power   -0-
Owned by
Each              (9)      Sole Dispositive Power    2,980,960
Reporting
Person With       (10)     Shared Dispositive Power   -0-
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11)      Aggregate Amount Beneficially Owned by Each Reporting Person 2,980,960

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12)      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)

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13)      Percent of Class Represented by Amount in Row (11) 6.9%

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14)      Type of Reporting Person (See Instructions) IN

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CUSIP No.  89267P 10 5                                              Page 3 of 6


         This Amendment No. 2 further amends Items 5, 6 and 7 to the Statement on Schedule 13D filed by Benedict S. Gambino with the Securities and Exchange Commission on January 10, 2001, as amended by Amendment No. 1 filed on May 10, 2002, with respect to the Common Stock, $.01 par value ("Common Stock") of Tradestation Group, Inc. ("Issuer").

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is hereby amended and restated in its entirety to read as follows:

Information with respect to Benedict S. Gambino:

         (a) Aggregate number and percentage of Common Stock owned: See Items 11 and 13 of the cover page. Pursuant to Rule 13d-4, Benedict S. Gambino expressly declares that the filing of this Schedule 13D shall not be construed as an admission that Benedict S. Gambino is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this
Schedule 13D other than the securities specified in Item 11 of the cover page.

         (b) Shared versus sole voting and dispositive powers: See Items 7, 8, 9 and 10 of the cover page.

         (c)      Transactions during the last 60 days through August 8, 2002:
On August 8, 2002, in Plantation, Florida, Benedict S. Gambino sold 1,500,000 shares of Common Stock to the Issuer for $1.35 per share pursuant to the terms of a Stock Purchase Agreement dated as of August 8, 2002 by and between Benedict S. Gambino and the Issuer. A copy of the Stock Purchase Agreement is filed herewith as Exhibit 4.

         (d)      Not applicable.

         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 is hereby amended and restated in its entirety to read as follows:

         In connection with entering into the Merger Agreement, certain shareholders of Omega Research, Inc. and onlinetradinginc.com corp. entered into a Voting Trust Agreement, which became effective at the effective time of the Merger, which was December 29, 2000 (the "Effective Time"), pursuant to which shares of Common Stock of the Issuer owned by them after the Effective Time were subject to the terms of a voting trust. From and after the Effective Time, former shareholders of Omega Research, Inc. (the "Omega Group") had the right to direct the voting trustee to vote all of the shares subject to the voting trust in connection with any election of


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CUSIP No.  89267P 10 5                                              Page 4 of 6


directors of the Issuer at a meeting of the Issuer's shareholders or by written consent of the Issuer's shareholders in a manner such that five of the total of eight directors constituting the board of directors of the Issuer, two of which were required to be independent directors, were designated by the Omega Group. The former shareholders of onlinetradinginc.com corp. (the "Online Group") had the right to direct the voting trustee to vote all of the shares subject to the voting trust in a manner such that three of such total number of eight directors, one of which was required to be an independent director, were designated by the Online Group. With respect to all matters other than the election of directors as to which a vote (or written consent) of shareholders of the Issuer was made, the voting trustee voted the shares owned by each shareholder who was a party to the Voting Trust Agreement as specifically instructed in writing by the shareholder owning the beneficial interest in, and voting trust certificate relating to, such shares.

         The Voting Trust Agreement provided that the voting trust would dissolve upon the earliest of several possible dates, one of which was the date when the Issuer's shareholders who were parties to the Voting Trust Agreement holding 67% or more of the shares then subject to that agreement executed a written instrument declaring the dissolution of the voting trust. On April 30, 2002, parties to the Voting Trust Agreement holding more than 67% of the shares then subject to the Voting Trust Agreement entered into a Termination Agreement dissolving and terminating the voting trust.

         Benedict S. Gambino entered into a Stock Purchase Agreement with the Issuer effective as of August 8, 2002. Pursuant to the Stock Purchase Agreement, Benedict S. Gambino sold 1,500,000 shares of Common Stock to the Issuer for a purchase price of $1.35 per share. A copy of the Stock Purchase Agreement is filed herewith as Exhibit 4.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Item 7 is hereby amended and restated in its entirety to read as follows:

         1. Agreement and Plan of Merger and Reorganization dated as of January 19, 2000 by and among Omega Research, Inc., Omega Acquisition Corporation, onlinetradinginc.com corp., Onlinetrading Acquisition Corporation and TradeStation Group, Inc., as amended (incorporated by reference to TradeStation Group, Inc.'s Registration Statement on Form S-4, as amended (File No. 333-34922) declared effective on December 11, 2000).

         2. Voting Trust Agreement dated as of January 19, 2000 by and among WRCF-I 1997 Limited Partnership, WRCF-II 1997 Limited Partnership, RLCF-I 1997 Limited Partnership, RLCF-II 1997 Limited Partnership, Andrew A. Allen, Andrew A. Allen Family Limited Partnership, Tafazzoli Family Limited Partnership, zum Tobel Family Limited Partnership, Derek J. Hernquist, Benedict
S. Gambino and Marc J. Stone, as voting trustee (incorporated by reference to TradeStation Group, Inc.'s Registration Statement on Form S-4, as amended (File No. 333-34922) declared effective on December 11, 2000).


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CUSIP No.  89267P 10 5                                              Page 5 of 6


         3. Termination Agreement dated as of April 30, 2002 by and among WRCF-I 1997 Limited Partnership, WRCF-II 1997 Limited Partnership, RLCF-I 1997 Limited Partnership, RLCF-II 1997 Limited Partnership and Tafazzoli Family Limited Partnership (previously filed as Exhibit 3 to Benedict S. Gambino's Amendment No. 1 to Statement on Schedule 13D (File No. 005-60095) filed on May 10, 2002).

         4. Stock Purchase Agreement dated as of August 8, 2002 by and between Benedict S. Gambino and TradeStation Group, Inc. (filed herewith).


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CUSIP No.  89267P 10 5                                              Page 6 of 6


                                   SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


August  16, 2002                             /s/ Benedict S. Gambino
----------------                             ----------------------------------
   (Date)                                              (Signature)


                                             Benedict S. Gambino, individually
                                             ----------------------------------
                                                     (Name and Title)


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                                                                      EXHIBIT 4


                            STOCK PURCHASE AGREEMENT

         This Stock Purchase Agreement (this "Agreement"), dated as of August 8, 2002, is entered into by and between Benedict Gambino (the "Seller") and TradeStation Group, Inc. (the "Purchaser" or the "Company").

                                  WITNESSETH:

                  WHEREAS, the Purchaser desires to purchase from the Seller, and the Seller desires to sell to the Purchaser, the number of shares of common stock (the "Common Stock") of TradeStation Group, Inc., a Florida corporation (the "Company"), par value $.01 per share, listed under the Seller's name on Schedule A attached hereto (such shares, collectively, the "Shares").

                  NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

         1. Sale and Purchase of the Shares. The Seller hereby sells to the Purchaser, and the Purchaser hereby purchases from the Seller, the Shares to be sold by the Seller as set forth on Schedule A attached hereto. The purchase and sale of the Shares shall be effective as of the date of, and the closing transactions shall occur pursuant to the terms of, this Agreement.

         2. Payment for the Shares. Concurrently with the execution and delivery of this Agreement, the Purchaser is hereby delivering or designating authority to Marc J. Stone, General Counsel of the Company, as escrow agent (the "Escrow Agent"), over a wire transfer or a Company check, in an amount equal to the purchase price for all of the Shares being purchased and sold, as listed on Schedule A attached hereto, as payment in full of the purchase price for all of the Shares. Escrow Agent shall release the funds to the Seller upon Escrow Agent's receipt of all the documents listed in Section 3.

         3. Deliveries by Purchaser and Seller. The Purchaser and the Seller are hereby delivering to the Escrow Agent at least one executed counterpart of this Agreement. Concurrently with the execution and delivery of this Agreement, the Seller is hereby delivering to the Escrow Agent a duly executed stock power, signature guaranteed, from the Seller (the "Stock Power") transferring those shares of Common Stock that are owned by the Seller and are represented by a stock certificate(s) registered in the name of the Seller (the "Stock Certificate(s)"), and the original Stock Certificate(s). Escrow Agent shall deliver the Stock Power and the Stock Certificate(s) to the Company's transfer agent with appropriate instructions.

         4. Representations and Warranties by Seller. The Seller represents and warrants the following to the Purchaser in order to induce the Purchaser to purchase the Shares:

                  (a) Seller has the power and authority to execute and deliver this Agreement and to consummate the transactions to be consummated by Seller. The execution and delivery by Seller of this Agreement and the consummation by Seller of the transactions contemplated by this Agreement have been duly authorized by Seller, and no action on the part of Seller or any other person or entity is necessary to authorize the execution and delivery of this Agreement by


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Seller or the consummation by Seller of the transactions contemplated by this
Agreement. This Agreement has been properly and validly executed and delivered by Seller and is a valid, binding and enforceable agreement of and against Seller.

                  (b) Seller has full right, power and authority to transfer the Shares to be sold by Seller to the Purchaser as contemplated herein, free and clear of all liens, security interests, charges, claims, pledges, encumbrances and restrictions and rights and interests of any other party whatsoever and of any nature (other than restrictions imposed by federal or state securities laws).

                  (c) The execution and delivery of this Agreement and the performance and compliance with its terms by Seller will not (i) conflict with, or result in the breach of, or trigger or accelerate any right or obligation (including prepayment penalties), or constitute a default or an event of default or an occurrence, circumstance, act or failure to act that, with the passage of time, the giving of notice, or both, would become a default, or give rise to any right of contingent payment, termination, cancellation, acceleration or non-renewal, or (ii) result in the creation of any liens, charges, rights, claims, interests, options or other encumbrances, restrictions or limitations of any kind upon the Shares to be sold by Seller, whether tangible or intangible, under (A) any contract, understanding, covenant, commitment, understanding, arrangement, or other agreement or instrument of any kind whether oral or written, (B) any law, rule, regulation, policy, ruling or other interpretation, guideline, circular, judgment, order, decree or other directive or advice of any kind of any governmental or quasi-governmental authority, agency or instrumentality or (C) any restriction, condition, covenant or commitment relating to or concerning the Shares to be sold by Seller.

                  (d) There is no lawsuit, action, complaint, claim, demand, notice, hearing, arbitration, investigation, inquiry or any other proceeding, at law or in equity or before any administrative or enforcement agency or body (a "Lawsuit") pending or threatened, affecting, directly or indirectly, the Shares to be sold by Seller and Seller does not know of any valid basis for any such Lawsuit. There is no judgment, order, writ, injunction, decree or other similar command or directive of any court or federal, state, local or foreign governmental or quasi-governmental authority, agency or instrumentality that restricts Seller from consummating the transactions contemplated by this Agreement.

                  (e) Seller has sufficient knowledge and experience with the Company including, without limitation, as a co-founder of TradeStation Securities, Inc., a Florida corporation that is currently the primary operating subsidiary of the Company, and otherwise, so as to be able to evaluate the risks and merits of consummating the transactions contemplated by this Agreement.

                  (f) Seller is fully familiar with all facts and circumstances attendant to Seller's decision to sell the Shares to be sold by Seller, has reviewed all of the Company's filings with the Securities Exchange Commission and its recent press releases, has had an opportunity to ask questions of, and receive answers from, representatives of the Company and has available to him or it such information related to the Company and its business, prospects, affairs and plans as Seller deems necessary and sufficient to make Seller's decision to sell his Shares, and all investigations, due diligence, and questions have been completed or answered to Seller's satisfaction.


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                  (g)      Seller has such knowledge and experience in
financial and business matters so as to be capable of evaluating the merits and risks of selling his or its Shares.

                  (h) Seller has reviewed, among other things, the Company's Annual Report of Form 10-K (and its audited financial statements included therein) for the fiscal year ended December 31, 2001 and its Quarterly Reports on Form 10-Q for the fiscal quarter ended March 31, 2002 and June 30, 2002, as well as the Company's August 2, 2002 Proxy Statement. However, Seller specifically understands and agrees that any business outlook information included in any such documents represents only a prediction of future events and is based largely on current expectations and beliefs concerning future events, occurrences and circumstances that are subject to substantial risks, uncertainties and change; accordingly, no assurance can be given that the operating results forecasted will prove to be accurate and, in fact, the actual operating results of the Company may prove to be materially different than those forecasted.

                  (i) Seller has been represented by such business, legal and tax counsel and advisors and others, each of whom has been personally selected by Seller, as Seller has found necessary to consult concerning the consummation of the transactions contemplated by this Agreement, and such representation has included an examination of all tax, financial and legal aspects of the transactions contemplated by this Agreement.

         5. Confidentiality. The Seller agrees that it will not issue any press release or make any other public disclosure of this Agreement or the contents hereof or of the transactions contemplated herein without the prior approval of the Purchaser, which may be withheld in the sole discretion of the Purchaser, unless such disclosure is required by law. The Purchaser acknowledges that the Seller may be required to make disclosure regarding certain terms of this Agreement under federal or state securities laws. To the extent any such disclosure is required to be made, the Seller will be permitted to make such disclosure (including, without limitation, any Schedule 13D or amendment thereof and Form 4), but, before taking this step (the making or filing of such disclosure) the Seller shall (a) consult with the Purchaser and its counsel and (b) provide the Purchaser and its counsel, for comment, drafts of the proposed disclosures, and shall include any additions or changes to such proposed disclosures requested by the Purchaser or its counsel.

         6.       Miscellaneous.

                  (a) Amendment. This Agreement may be amended only by an instrument in writing signed by all of the parties hereto.

                  (b) Survival. All representations and warranties contained herein shall survive the execution and delivery of this Agreement and the sale and delivery of the Shares.

                  (c) Entire Understanding. This Agreement constitutes the entire understanding among the parties relative to the purchase and sale of the Shares and supersedes all prior written or oral understandings, agreements, conditions and representations, if any, relating to the purchase and sale of the Shares.


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                  (d)      Governing Law. This Agreement shall be deemed a
contract made under the laws of the State of Florida and together with the rights and obligations of the parties hereunder shall be construed under and governed by the laws of such State without regard to the conflict of law provisions thereof. Each of the parties hereto irrevocably consents to the exclusive jurisdiction and venue of any federal or state court located within Miami-Dade or Broward County in the State of Florida in connection with any matter based upon or arising out of this Agreement or the matters contemplated herein, agrees that process may be served upon them in any manner authorized by the laws of the State of Florida for such persons and waives, and covenants not to assert or plead, any objection which they might otherwise have to such jurisdiction, such venue and such process.

                  (e) Counterparts. This Agreement may be executed in one or more counterparts or counterpart signature pages, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Confirmation of execution by telefax of a facsimile signature page shall be binding upon that party so confirming.


                         [SIGNATURES ON FOLLOWING PAGE]


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         IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the date set forth above.


                                    SELLER:


                                    /s/ Benedict Gambino
                                    -------------------------------------------
                                    BENEDICT GAMBINO


                                    PURCHASER:


                                    TRADESTATION GROUP, INC.


                                    By: /s/ Marc J. Stone
                                       ----------------------------------------
                                       Marc J. Stone, Vice President



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                                   SCHEDULE A

                             IDENTITY OF SELLER AND
                 NUMBER AND PURCHASE PRICE OF SHARES TO BE SOLD


Seller:  Benedict Gambino

Number of Shares to be sold:  1,500,000

Purchase Price:  $2,025,000 ($1.35 per Share)